EXHIBIT 99.1

Costamare Inc. to Hold Virtual Annual Meeting of Stockholders for 2021

MONACO, Aug. 26, 2021 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships and dry bulk vessels for charter, announced today that its 2021 annual meeting of the stockholders (the “Annual Meeting”) will be held virtually, moving away from an in-person meeting due to the ongoing COVID-19 pandemic.

As previously announced the Annual Meeting will be held on Thursday, September 30, 2021 at 14:00 hrs Central European Time (15:00 hrs Central European Summer Time). In light of public health concerns regarding COVID-19, the Annual Meeting will be held in a virtual meeting format only. Stockholders will not be able to attend the Annual Meeting physically.

Stockholders of record of the Company’s common stock as of the close of business on Thursday, August 12, 2021 are entitled to receive notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof. Only stockholders of record of the Company’s common stock are entitled to vote. To be admitted to the virtual Annual Meeting at www.virtualshareholdermeeting.com/CMRE2021, stockholders must enter the control number found on the proxy materials that were issued beginning Thursday, August 26, 2021.

Whether or not stockholders plan to attend the Annual Meeting virtually, stockholders of record of the Company’s common stock are encouraged to vote and submit their proxy in advance of the meeting at www.proxyvote.com using the instructions provided with the previously issued proxy materials.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 47 years of history in the international shipping industry and a fleet of 81 containerships, with a total capacity of approximately 581,000 TEU (including two secondhand vessels that we have agreed to acquire and two vessels that we have agreed to sell) and 37 dry bulk vessels with a total capacity of approximately 1,910,000 DWT (including 23 secondhand vessels that we have agreed to acquire). Five of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors” and the Company’s Results for the Second Quarter and Six-Months Ended June 30, 2021 on Form 6-K (filed on July 28, 2021 with the SEC) under the caption “Risk Factor Update”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com